UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended    December 31, 2020

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ___________________

Commission file number 000-23423

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

C&F Financial Corporation

3600 La Grange Parkway

Toano, Virginia 23168

REQUIRED INFORMATION

The Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA).  Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedule of the Plan for the years ended December 31, 2020 and 2019, which have been prepared in accordance with the financial reporting requirements of ERISA, are provided:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

Virginia Bankers Association Defined Contribution

Plan for Citizens and Farmers Bank

Toano, Virginia

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank (the Plan) as of December 31, 2020 and 2019, the related statements of changes in net assets available for benefits for the years ended December 31, 2020 and 2019, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years ended December 31, 2020 and 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our

opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2002.

/s/ Yount, Hyde & Barbour, P.C.

Richmond, Virginia

June 21, 2021

VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN

FOR CITIZENS AND FARMERS BANK

Statements of Net Assets Available for Benefits

December 31, 2020 and 2019

	2020	2019

Assets

Investments, at fair value	$44,799,285	$37,570,036

Notes from participants	420,239	401,699
Receivable from plan sponsor	23,673
Dividends receivable	11,763	—
Cash	—	11,566

Total Assets	45,254,960	37,983,301

Liabilities

Due to broker	—	9,279

Total Liabilities	—	9,279

Net assets available for benefits	$45,254,960	$37,974,022

See Notes to Financial Statements.

VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN

FOR CITIZENS AND FARMERS BANK

Statements of Changes in Net Assets

Available for Benefits

For the Years Ended December 31, 2020 and 2019

	2020	2019
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in investments	$3,596,052	$5,024,217
Interest and dividends	1,123,452	1,191,197
	4,719,504	6,215,414

Interest income on notes from participants	18,457	18,424

Contributions:
Employer	1,115,672	860,096
Participants	1,863,893	1,597,880
Rollover contributions	—	765,326
	2,979,565	3,223,302

Transfers in	3,223,889	—

Net additions	10,941,415	9,457,140

Deductions from net assets attributed to:
Benefits paid to participants	3,581,990	2,080,898
Administrative expenses	78,487	42,459
	3,660,477	2,123,357

Net increase (decrease) in net assets available for benefits	7,280,938	7,333,783

Net assets available for benefits:
Beginning of period	37,974,022	30,640,239

End of period	$45,254,960	$37,974,022

See Notes to Financial Statements.

VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN

FOR CITIZENS AND FARMERS BANK

Notes to Financial Statements

Note 1.       Description of the Plan

The following description of the Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank (the Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by Citizens and Farmers Bank (the Bank or the Plan Sponsor), a wholly-owned subsidiary of C&F Financial Corporation (the Corporation), pursuant to the provisions of Section 401(k) of the Internal Revenue Code (Code).  The Plan was established for the benefit of substantially all full-time employees electing to participate in the Plan.  Employees are eligible to participate in the Plan on the first day of the calendar month after completing one month of service and must be eighteen years old or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Compensation Committee of the Corporation’s Board of Directors is responsible for oversight of the Plan. The executive officers of the Plan Sponsor determine the appropriateness of the Plan’s investment offerings based upon input from their investment advisors, monitor investment performance and report to the Compensation Committee.  On January 1, 2020, the Plan was amended in connection with the Corporation’s acquisition of Peoples Bankshares, Incorporated.  Subsequently, the participants and net assets of the qualified defined contribution plan of Peoples Community Bank, the commercial banking subsidiary of Peoples Bankshares, Incorporated, were merged into the Plan.

Contributions

Each year, participants may contribute from 1% to 95% of covered compensation, as defined in the Plan.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Each new employee automatically becomes a participant in the Plan after satisfying the eligibility requirements and is deemed to have elected to make a pre-tax contribution of 2% of compensation unless an election is made for a different contribution amount or no contribution. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Bank matches 100% of the first 5% of compensation that a participant contributes to the Plan.  The Bank may also make a discretionary profit sharing contribution, determined annually by its Board of Directors.  This discretionary contribution is allocated in proportion to a participant’s covered compensation in relation to the covered compensation of all participants.  There were no discretionary profit sharing contributions approved by the Corporation’s Board of Directors during the Plan years ended December 31, 2020 and 2019.  Contributions are subject to certain limitations as established by the Code.

Participants’ Accounts

Each participant’s account is credited with the participant’s contributions, the Bank’s matching contributions and allocations of the Bank’s discretionary contribution (if any), and Plan earnings (based upon each participant’s investment elections), and is charged with an allocation of administrative expenses. Forfeitures are used to reduce the contributions required to be made by the Bank. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their own contributions plus actual earnings thereon.  Vesting in the portion of their accounts contributed by the Bank is based on years of vested service.  Participants vest 20% when credited with two years of vested service, and vesting then increases by 20% for each additional year of vested service until participants are 100% vested in the portion of their accounts contributed by the Bank, and earnings thereon, after six years of vested service.

Investment Options

Investment of all assets in the Plan is directed by individual participants.  Participants are given the option to direct account balances and all contributions made into various investment options consisting of managed, indexed or individual equity or fixed income funds.  Participants may choose to invest up to 25% (in increments of 1%) of their account balance and future contributions in the Corporation’s common stock (Employer Common Stock).  Participants may change their investment options daily.

The Plan also includes a qualified Roth 401(k) contribution feature whereby participants may elect to designate some or all of their elective deferral contributions as Roth 401(k) contributions.  Roth 401(k) contributions are made in after-tax dollars and the decision to characterize the deferral as a Roth 401(k) contribution is made at the time the contribution is made.  This decision is irrevocable.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Maximum loan terms are limited to 30 years for the purchase of a primary residence or 5 years for all other purposes.  The loans are fully secured by the balance in the participant’s account and bear interest at 0.25% over the Bank’s prime rate at the time the loan is made, which rate will remain unchanged for the life of the loan.  Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits

With regard to traditional 401(k) pre-tax account balances, on termination of service due to death, disability, or retirement, a participant or beneficiary, as the case may be, may elect to receive a lump sum amount equal to the value of the participant’s vested interest in his or her account, periodic installments for a period of up to 10 years or a combination of both. A written election must be made by the participant or beneficiary, as the case may be, and filed with the administrator at least 30 days before the benefit payment date.  A vested account balance greater than $1,000, but not over $5,000, for a participant who has not reached age 65 at the time of termination of service will automatically be transferred or rolled over into an individual retirement account (IRA) selected by the Plan Trustee, unless the participant affirmatively elects to have the amount paid to an IRA that he or she selects or to another employer’s eligible retirement plan, or the participant affirmatively elects to receive the amount in cash, subject to applicable state and Federal tax withholding.  A vested account balance of $1,000 or less for a participant who has not reached age 65 or a vested account balance of $5,000 or less for a participant who has reached age 65 will automatically be distributed to the participant in cash, subject to applicable state and Federal income tax withholding, unless the participant affirmatively elects a rollover to an IRA that he or she selects or to another employer’s eligible retirement plan.

With regard to Roth 401(k) account balances, tax-free distributions can begin without penalty after the participant’s Roth 401(k) account has remained in the Plan for at least five years and the participant has reached age 59½.  A participant’s death or disability also qualifies for a tax-free distribution.  If a distribution is made prior to satisfying the five-year holding period and age 59½ and not as a result of death or disability, the earnings on the Roth 401(k) account become taxable and are subject to penalty.

Forfeited Accounts

As of December 31, 2020 and 2019, forfeited nonvested account balances totaled $80,820 and $73,325, respectively.  These amounts were used to reduce the contributions required to be made by the Bank in 2021 and 2020, respectively.

Note 2.       Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The Plan’s management determines the Plan’s investment valuations utilizing information provided by the investment advisors, custodians and insurance company. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the Plan year.

Benefit Payments

Benefit payments are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent loans are treated as distributions based upon the terms of the Plan document.

Expenses

Certain expenses of maintaining the Plan are paid directly by the Plan Sponsor and are excluded from these financial statements.  Fees related to the administration of notes receivable from participants are charged directly to the participant’s accounts and are included in administrative expenses.  Investment related expenses are included in net appreciation of fair value of investments.

Reclassifications

Certain amounts in the prior year financial statements have been reclassified to conform to the presentation of similar amounts in the current year.

Adoption of New Accounting Standard

On January 1, 2020, the Plan adopted Accounting Standards Update (ASU) 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement.” These amendments modified the disclosure requirements in Topic 820 to add disclosures regarding changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty. The applicable amendments of ASU 2018-13 were applied prospectively and did not have a material effect on the Plan’s financial statements.

Note 3.       Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under Accounting Standards Codification Topic 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2	Inputs to the valuation methodology include:
	●	Quoted prices for similar assets or liabilities in active markets;
	●	Quoted prices for identical or similar assets or liabilities in inactive markets;
	●	Inputs other than quoted prices that are observable for the asset or liability;
	●	Inputs that are derived principally from or corroborated by observable market data, by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2020 and 2019.

Mutual Funds:  Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact purchases and sales at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common Trust Funds:  Valued based on the NAV of units of the common collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimating fair value. The NAV is based upon the fair value of the underlying investments comprising the trust less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.  Investments in common trust funds valued at NAV as a practical expedient can generally be redeemed daily.

Employer Common Stock:  Valued at the closing price reported on the active market on which the

Employer Common Stock is traded.

The methods described above may produce a fair value calculation that is not indicative of net realizable value or future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2020 and 2019:

	Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total

Mutual Funds	$41,460,978	$—	$—	$41,460,978
Employer Common Stock	1,148,740	—	—	1,148,740
Total Investments Measured at Fair Value	$42,609,718	$—	$—	42,609,718
Common Trust Funds, Measured at Net Asset Value				2,189,567
Total Investments, at Fair Value				$44,799,285

	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Mutual Funds	$29,279,036	$—	$—	$29,279,036
Employer Common Stock	1,384,928	—	—	1,384,928
Total Investments Measured at Fair Value	$30,663,964	$—	$—	30,663,964
Common Trust Funds, Measured at Net Asset Value				6,906,072
Total Investments, at Fair Value				$37,570,036

Investments in common trust funds measured at NAV as a practical expedient have not been classified within the fair value hierarchy within the tables above.  The underlying assets of these investments consisted primarily of equity securities at December 31, 2020 and 2019.

Note 4.       Investments

The Plan’s investments, including gains and losses on investments bought and sold, as well as assets held during the year, appreciated in value by $3,596,052 and $5,024,217 during the Plan years ended December 31, 2020 and 2019, respectively.

Note 5.       Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in employer contributions, and earnings thereon, credited to their accounts.

Note 6.       Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated March 31, 2014 stating that the Plan and related trust are designed in accordance with applicable sections of the Code.  Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code and therefore, believes that the Plan is qualified, and the related trust is tax-exempt.

U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan is subject to routine audits by taxing jurisdictions.

Note 7.       Related-Party and Party-In-Interest Transactions

The Plan allows funds to be invested in the common stock of the Corporation, the parent company of the Plan Sponsor.  Therefore, the Corporation is a party-in-interest.  Investment in employer securities is allowed by ERISA and the United States Department of Labor’s Rules and Regulations, and the fair value of the Employer Common Stock is based on quotes from an active market.

The Plan utilized Reliance Trust Company as its trustee and recordkeeper from January 2020 until July 2020 and utilized Voya Investments LLC (Voya) as its trustee and recordkeeper from July 2020 to December 2020.

Certain Plan investments were managed by Reliance Trust Company and Voya.  Reliance Trust Company and Voya each served as the trustee and recordkeeper for the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Reliance Trust Company and Voya each provided certain administrative services to the Plan pursuant to agreements between the Plan and each of Reliance Trust Company and Voya.  Reliance Trust Company and Voya each received revenue from mutual fund and collective trust fund service providers for services Reliance Trust Company and Voya provide to the funds.  This revenue is used to offset certain amounts owed to Reliance Trust Company and Voya for their administrative services to the Plan.

If the revenue received by Reliance Trust Company and Voya from such mutual fund or collective trust fund service providers exceed the amount owed under the agreement, Reliance Trust Company and Voya remit the excess to the Plan’s trust.  Such amounts may be applied to pay Plan administrative expenses or allocated to the accounts of the participants.  During 2020 and 2019, there were no such excess amounts.  The Plan or Plan Sponsor may make a payment to Reliance Trust Company or Voya for administrative expenses not covered by revenue sharing.

The Virginia Bankers Association Benefits Corporation receives fees from the Plan for serving in its capacity as the plan administrator and co-fiduciary of the Plan. These fees are included as a component of administrative expenses on the Statements of Changes in Net Assets Available for Benefits.

Note 8.       Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances.

Note 9.     Subsequent Events

There are two types of subsequent events: (1) recognized events, which are events that provide additional evidence about conditions that existed at the date of the financial statements, including the estimates inherent in the process of preparing the financial statements, and (2) nonrecognized events, which are events that provide evidence about conditions that did not exist at the date of the financial statements but arose after that date. The Plan has evaluated subsequent events through June 21, 2021, the date the financial statements were issued.  Based on this evaluation, except as noted above, the Plan did not identify any recognized or nonrecognized subsequent events that would have required adjustment to or disclosure in the Plan financial statements.

VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN

FOR CITIZENS AND FARMERS BANK

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 54-0169510 Plan No. 002

December 31, 2020

	Description of Investment,
	Including Maturity Date,
Identity of Issuer, Borrower, Lessor	Rate of Interest, Collateral,
or Similar Party	Par or Maturity Value	Value

Registered Investment Companies
American EuroPacific Growth Class R6 Fund	Mutual Fund	$895,824
Cohen & Steers Real Estate Securities Z Fund	Mutual Fund	262,314
Fidelity 500 Index Fund	Mutual Fund	2,298,286
Fidelity Extended Market Index Fund	Mutual Fund	57,708
Fidelity Total International Index Fund	Mutual Fund	36,001
Fidelity US Bond Index Fund	Mutual Fund	586,481
Goldman Sachs Stable Value Institutional I Fund	Common Trust Fund	2,189,567
Janus Henderson Small Cap Value N Fund	Mutual Fund	169,802
JPMorgan Emerging Markets Equity Fund	Mutual Fund	504,116
MFS Growth R6 Fund	Mutual Fund	3,542,386
State Street Short Term Investment Fund	Mutual Fund	49,707
T. Rowe Price Mid Cap Growth I Fund	Mutual Fund	897,413
Vanguard Equity Income Adm Fund	Mutual Fund	1,484,450
Vanguard Institutional Target Retirement 2015 Fund	Mutual Fund	1,598,601
Vanguard Institutional Target Retirement 2020 Fund	Mutual Fund	4,773,788
Vanguard Institutional Target Retirement 2025 Fund	Mutual Fund	5,177,327
Vanguard Institutional Target Retirement 2030 Fund	Mutual Fund	5,684,488
Vanguard Institutional Target Retirement 2035 Fund	Mutual Fund	4,701,031
Vanguard Institutional Target Retirement 2040 Fund	Mutual Fund	1,473,808
Vanguard Institutional Target Retirement 2045 Fund	Mutual Fund	1,799,370
Vanguard Institutional Target Retirement 2050 Fund	Mutual Fund	1,633,847
Vanguard Institutional Target Retirement 2055 Fund	Mutual Fund	539,858
Vanguard Institutional Target Retirement 2060 Fund	Mutual Fund	239,755
Vanguard Institutional Target Retirement 2065 Fund	Mutual Fund	7,373
Vanguard Institutional Target Retirement Income Fund	Mutual Fund	77,042
Victory Sycamore Established Value R6 Fund	Mutual Fund	1,012,768
Voya Govt Money Market A Fund	Mutual Fund	80,820
Voya Intermediate Bond R6 Fund	Mutual Fund	969,441
Wasatch Core Growth Institutional Fund	Mutual Fund	907,173
		43,650,545

Common Stock
*C&F Financial Corporation	Employer Common Stock	1,148,740

Loans
*Participant Notes	Interest Rates Range from	420,239
	3.50% to 5.75%;
	Maturity Dates through
	2049

Total Assets Held for Investment		$45,219,524

*Denotes party-in-interest

EXHIBIT INDEX

Exhibit

23Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN FOR CITIZENS AND FARMERS BANK

(Name of Plan)

Date	June 21, 2021	/s/ Jason E. Long

Jason E. Long, Chief Financial Officer and Secretary
CITIZENS AND FARMERS BANK, Plan Administrator